Exhibit 99.1

Edwards Group Limited Announces Participation in Deutsche Bank dbAccess 2012 Technology Conference

Crawley, West Sussex, United Kingdom — September 4th, 2012 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”) announced today that Matthew Taylor, Chief Executive Officer, will participate in the Deutsche Bank dbAccess 2012 Technology Conference in Las Vegas on Wednesday, September 12th, 2012 with a presentation time of 8:50am PT (11:50am ET).

A live audio webcast of the conference presentation will be available on the Company’s website at http://investors.edwardsvacuum.com/. An archive replay will also be available on the website for an extended period following the conference.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,300 full-time employees and over 600 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations:	Media Relations:

Ross Hawley	Kim Hughes,
Head of Investor Relations	The Blueshirt Group
Edwards	+1 415 516-6187
+44 (0) 1293 528844	kim@blueshirtgroup.com
investors@edwardsvacuum.com

Monica Gould,
The Blueshirt Group
+1 212 871-3927
monica@blueshirtgroup.com

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